Our Mobile Devices and Data Monitoring Reduce Healthcare Costs and Improve Quantity of Care MEDICAL MARCH 2021 INVESTOR PRESENTATION Issuer Free Writing Prospectus Dated March 22, 2021 Filed Pursuant to Rule 433 Relating To Preliminary Prospectus Dated March 22 , 2021 Registration Statement No. 333 - 253852

This document contains forward - looking statements . In addition, from time to time, we or our representatives may make forward - looking statements orally or in writing . We base these forward - looking statements on our expectations and projections about future events, which we derive from the information currently available to us . Such forward - looking statements relate to future events or our future performance, including : our financial performance and projections ; our growth in revenue and earnings ; and our business prospects and opportunities . You can identify forward - looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms . In evaluating these forward - looking statements, you should consider various factors, including : our ability to change the direction of the Company ; our ability to keep pace with new technology and changing market needs ; and the competitive environment of our business . These and other factors may cause our actual results to differ materially from any forward - looking statement . Forward - looking statements are only predictions . The forward - looking events discussed in this document and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us . We are not obligated to publicly update or revise any forward - looking statement, whether as a result of uncertainties and assumptions, the forward - looking events discussed in this document and other statements made from time to time by us or our representatives might not occur . See offering documents for further risks and disclosures . Past performance in not indicative of future results . There is now guarantee that any specific outcome will be achieved . Investments may be speculative, illiquid and there is a total risk of loss . FORWARD – LOOKING STATEMENTS G Medical Innovations 2

G Medical Innovations 3 This presentation highlights basic information about us and the proposed offering . Because it is a summary, it does not contain all the information that you should consider before investing . We have filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this presentation relates . The registration statement has not yet become effective . Before you invest, you should read the preliminary prospectus in the registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and the offering . You may access these documents for free by visiting EDGAR on the SEC Web site at http : //www . sec . gov . The preliminary prospectus, filed on March 22 , 2021 is available on the SEC Web site at http : //www . sec . gov . Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you contact Think Equity, a division of Fordham Financial Management, Inc . , Prospectus Department, 17 State Street, 22 nd Floor, New York, New York 10004 , telephone : (646) 968 - 9355 or e - mail : prospectus@think - equity . com . This presentation does not constitute an offer to sell, or the solicitation of an offer to buy, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction . The offering will only be made by means of a prospectus pursuant to a registration statement that is filed with the SEC after such registration statement becomes effective . FREE WRITING PROSPECTUS

THE OFFERING G Medical Innovations 4 ISSUER G MEDICAL Proposed Maximum Aggregate Offering $18.0 M Price Range $5.00 - $7.00 Proposed Symbol GMVD Shares Offered 3,000,000 Over - Allotment Option 15% Pre - IPO Ordinary Shares Outstanding 10,414,684 Post - IPO Common Shares Outstanding 13,414,684 Use of Proceeds • Scale up our sales force and marketing initiatives; • Complete the development of our Wireless Vital Signs Monitoring System; • Continue the development of our products and next generation products, including clinical trials and other regulatory approval processes; and • Working capital and general corporate purposes and possible future acquisitions Sole Book Runner ThinkEquity, a division of Fordham Financial Management, Inc.

INVESTMENT HIGHLIGHTS G Medical Innovations 5 ▪ Founded in 2014, launched revenue - generating products and services in 2018 ▪ Led by individuals with more than 30 years of combined experience developing mobile embedded medical sensors and over 48 medical devices approved by the FDA ▪ Growth has been funded with more than $12 M in founder’s capital ▪ Focused on chronic health conditions affecting more 6 in 10 American adults CDC, 2021 ▪ Market demand supported by physicians’ need for devices and monitoring to provide improved outcomes and reduced costs ▪ Combined devices and services provide steady, recurring revenue from health insurance reimbursement ▪ Significant growth potential with direct - to - consumer sales - GRS, an affiliate of Guthy - Renker , LLC engaged for three years ▪ Recent, high - profile acquisitions announced by Philips and Boston Scientific affirm digital health’s value to augment healthcare services Our mobile, digital medical devices and monitoring services are FDA - approved . The diagnostic data transmitted from our devices enable real - time monitoring which improve outcomes for patients and doctors . $316.8 B by 2027 Digital health market projected at Reduce the Expense Digital health devices and monitoring in dollars and time in healthcare.

DIAGNOSTIC DATA IS ESSENTIAL FOR CARE



- Medical professionals require diagnostic data to evaluate patients before, during and after healthcare engagements – a standard data set is collected by devices at every healthcare interaction

Temperature	Blood Pressure	Weight	Heartrate
SPO2	Blood Glucose	EKG	Stress

- In 2019, there were ~147 M hospital visits and ~884 M doctor visits in the US (CDC Website, 2021), at each, an equal number of diagnostic data sets were collected

DIAGNOSTIC **DATA COSTS**



- The routine collection of diagnostic data incur high costs for providers and the patients

SOURCE: G Medical

Hard Costs

- Purchase and maintenance of multiple devices
- Doctors' costs for visits and consultation
- Hospital admissions and assessment by ER staff
- Head count and staffing costs to take vitals
- Redundant testing costs

Soft Costs

- Patients' time, effort – missed work for office visits
- Doctors' interpretation time and availability restricted
- Non-adherence to treatments – lack of compliance
- Procedural inefficiencies

G Medical Innovations 6

MOBILE DEVICES + REMOTE MONITORING DEVICES SHARE DATA BETWEEN PATIENTS AND PROVIDERS MONITORING IMPROVES QUALITY OF CARE G Medical Innovations 7 Patented Technologies Scalable Manufacturing FDA – Approved Dedicated Sales Reps Professional and OTC Use Comprehensive Tests Medicare - Certified IDTF Online and Call Center Experienced Clinicians Insurer Reimbursed

▪ Two models continuously monitor cardiac results up to 14 or 30 days with an ‘extended Holter - type’ device for use in hospital or at home ▪ Records up to 6 EKG leads on SD card or self - transmits ▪ Auto - Detect and Auto Transmission capabilities ▪ Third - party device connectivity ▪ 24/7 clinical monitoring, mapped to hospital systems and in call center for data interpretation and/or doctor engagement ▪ Orchestrated emergency response if needed ▪ Reduces high costs of patient readmissions and Improves patient - care and quality of life G Medical Innovations 8 11.3% CAGR is forecasted in cardiac telemetry and monitoring between 2020 and 2027 CONTINUOUS RECORDING AND MONITORING CARDIAC DATA AND TELEMETRY FOR EACH PATIENT ACTIVATION GENERATES REVENUE WITH CPT - CODED INSURANCE REIMBURSEMENT Receive approximately between $175 to $750 in reimbursement per patient monitored depending on specific modality

▪ US FDA - approved device produces diagnostic data with Electronic Medical Records ( EMR ) functionality ▪ Doctor - prescribed device and services tests, collects, stores, transmits and displays patient results accessed online or on Apple or Android app ▪ Remote, user - controlled as a stand - alone unit or smartphone - tethered in a shared case ▪ 24/7 clinical monitoring online and in call center for data interpretation and/or doctor engagement ▪ Saves costs by reducing readmittances and need for in - person follow up visits ON DEMAND DATA AND MONITORING REMOTE, USER - CONTROLLED FOR G Medical Innovations 9 G Medical Innovations 6 in 10 Americans with chronic conditions Monitoring can help doctors provide care for the EACH PATIENT ACTIVATION GENERATES REVENUE WITH CPT - CODED INSURANCE REIMBURSEMENT $38 to $55/patient/month (depending on the insurance company, locality and coverage) for each 30 - day Recording Patient Monitoring (RPM) Report CDC, 2019

OVER THE COUNTER DIAGNOSTIC DATA DEVICE AND MONITORING FOR

HEALTH PROACTIVE **CONSUMERS**

prizma G2

A doctor in your pocket.

- **FDA-approved and over-the-counter** use by consumers to collect and store their own health diagnostic data
- **Health-conscious individuals** take an active role in their preventive health
- **User-generated data** retained in personal profiles in-app and online
- Subscription-based clinical monitoring and call center interpret health data
- Data collected can be used by a medical professional for interpretation and assessment for telehealth and telemedicine prizma G2

FDA APPROVED | App Store | Google Play

16 M Fitbits were sold in 2019 Fitbit SEC Filings, 2020

OTC UNIT PURCHASE, ACTIVATION AND SERVICE OPTIONS REVENUES

$249.00 per PRIZMA Unit at retail location or online
Monthly portal access with monitoring service option add-on
Telehealth Appointments with doctor

Guthy | Renker

Affiliate, GRS, has been signed to exclusively promote PRIZMA G2 with social media, radio, print and TV advertising through 2023


Go from simple activity tracking to FDA-approved health diagnostics

G Medical Innovations 10

Medicare - Certified, Independent Diagnostic Testing Facilities ( IDTF ) ▪ Two wholly – owned HIPAA compliant US patient monitoring call centers ▪ Monitoring service model generates recurring revenue ▪ Irregular data flagged for proactive clinical or medical engagement ▪ Online, mobile app and call center engagement with clinical professionals G Medical Innovations 11 MONITORING OF DIAGNOSTIC DATA REMOTE, HEALTH - INSURER REIMBURSED MONITORING SERVICES PAID BY INSURERS OR DIRECT BY CONSUMERS Sample Interacti on 1. Patient dials in interactive v oice r esponse ( IVR ) allocates call to clinician 2. Caller ID avails clinician access to patient data 3. Clinician interprets patient data, reviews patient protocol, answers questions, engages the doctor or executes an emergency response 1. Up to 14 - days Monitoring 2. Up to 30 - days Monitoring 1. Record of Patient Monitoring (RPM) 2. Select Diagnostic Data Monitoring 1. Data Storage and Portal 2. Monthly Clinical Monitoring and 24/7 Call Center

APPROVED BY 150+ HEALTHCARE INSURERS G Medical Innovations 12 SOURCE: Selected Customers from G Medical Customer List, 2021 USED BY 150+ DOCTORS, HOSPITALS AND CLINICS SOURCE: Selected Customers from G Medical Customer List, 2021 66% of Healthcare insurance companies currently pay for remote data collection and monitoring services Deloitte Center for Healthcare Solutions, 2018 All trademarks are the property of their respective owners.

COMPETITOR MATRIX

G PATCH Vital Sign Management		# of EKG Leads	Connect Other Devices	CHF Monitoring Capability
Continuous Monitoring	G Medical	6	✓	✓
	iRythum	1	✗	✗
	Biotelemetry	1	✗	✗

prizma G2		# of Devices Needed	Remote Operation	Data Sets Collected
Data Collection by User – Remote Monitoring	G Medical	1	✓	Many
	Others	Many	✗	One

prizma G2		FDA Approved	Remote Operation	Add New Functions
OTC, Diagnostics and Monitoring	G Medical	✓	✓	✓
	Activity Trackers	✗	✗	✗

GROWTH MODEL

G PATCH Vital Sign Management

Leverage Insurance Approvals Into Trials and Implementations at 1000's of US hospitals and clinics

- Millions of inpatients and outpatients need continuous monitoring
- Quick implementation timeline of 30-120 days depending on size of hospital or clinic network prizma G2

Adoption Rate by Hospitals and Clinics Migrates into outpatient care and doctors' offices

- 1,000's doctors considering better, more cost-effective monitoring and care options
- Faster implementation due to staff size in offices

prizma G2

Capitalize On Consumer Demand for advanced personal devices for preventative healthcare

- A market of millions of consumers
- Device purchase creates embedded customer base with recurring revenues

G Medical Innovations 13

MANAGEMENT TEAM Dr . Yacov Geva Managing Director and CEO , Executive Director A well - known pioneer in the industry of Medical Devices and remote monitoring services, and co - founder of LifeWatch AG (former Card Guard AG and Card Guard Scientific Survival Ltd . ) . Successfully led LifeWatch to an IPO . Dr . Geva holds a B . Sc in Mechanical and Nuclear Engineering from the Technion - Israeli Institute of Technology , a Ph . D . (with honors) in Business Administration from the International School of Management, Paris and an honorary doctorate from Oxford Brooks University . Dr . Geva is also a senior member of the UK’s R oyal S ociety of M edicine ( RSM ) . Tutorship with Honors granted from the University of Shanghai Science and Technology Training center . Nir Geva, CTO Mr . Geva has over 17 years of experience in the high - tech and medical device industry . A former CTO and strategic projects manager at LifeWatch Technologies, he has broad knowledge on project management and manufacturing . Mr . Geva wrote over 15 patents related to medical devices, remote patients monitoring and IoT . He holds a BSc . in Mechanical Engineering from the Technion in Haifa and an Executive MBA from Kellogg School of Management, (Northwestern University in Chicago) . Kobi Ben - Efraim CFO Mr . Ben - Efraim is an experienced CFO of global companies with more than 20 years’ experience in finance and accounting . He has served in Israeli hi - tech companies including DSPC Group (NASDAQ - traded company) and El - Op . Mr . Ben - Efraim holds a B . A . in Economics and Accounting from Tel Aviv University, Dror Nuriel - Roth, EVP of US Operations Ms . Nuriel - Roth has 13 years of experience in the US Healthcare industry . A former SVP US Operations at LifeWatch Services Inc, for seven years where she managed every aspect of a medical device company and brought significant efficiencies to operations in the Clinical, Reimbursement, Managed Care, Logistics, and Customer Service departments . Ms . Nuriel - Roth also specializes in healthcare insurance, reimbursement and managed care . Dror holds a Bachelor’s degree in Business Management and Economics as well as MBA in Business Management, Finance and Marketing from the Interdisciplinary Center in Hertzelia Mr . Oded Shahar, SVP Merger & Acquisitions Over 25 years of international business and banking experience and an extensive global network in which he oversaw several multi - million global deals . Held senior executive positions including Head of the Israeli branch of Crédit Agricole Corporate and Investment Bank, following hands - on experience in investment banking in Paris and private banking in Switzerland ; Senior Country Officer in Israel of one of the top ten global banks ; Senior Partner in one of the Israel’s leading law firms . Mr . Shahar is qualified as a lawyer and as a Notary and is a member of the Israel Bar Association . His fields of expertise are banking and international investments, mergers & acquisitions and international contracts . G Medical Innovations 14

BOARD OF DIRECTORS Dr . Kenneth R . Melani Non - Executive Chairman, began his career in 1981 as a practicing physician growing his internal medicine practice into the largest multi - specialty physician practice in Western Pennsylvania . In the mid 1980 ’s he helped start a physician hospital organization, West Penn Cares, where he became the CEO . In this role he prepared for managed care risk sharing contracts (known as ACO’s today) . In addition, he started seven successful for - profit health services businesses . In 1989 he joined Highmark Inc where he spent the next 23 years of his career in a variety of positions including Chief Medical Officer, President of Health - Related Services, and EVP, Strategy and New Business Development . In 2003 , he was named the President and CEO of Highmark Inc . During his nine - and half - year tenure he grew the company into one of the largest and most diversified health care companies in the United States, serving over 32 million individuals . Professor Zeev Rotstein Non - Executive Director, is an internationally recognized cardiologist and expert in health management systems, with decades of experience across consultancy Director General, Hadassah Medical Organization ; Associate Clinical Professor and academia . Currently serves as the The Hebrew University of Jerusalem ; Associate Clinical Professor, Sackler School of Medicine Tel Aviv University ; and Associate Clinical Professor, The Hebrew University of Jerusalem . Professor Rostein has acted as an expert consultant in the construction of several medical facilities throughout the world . T rained in medicine at Tel Aviv University, he has held fellowships at the New York Department of Health, Tufts University, and Johns Hopkins Medical Centre School of Hygiene and Public Health . Dr . Shuki Gleitman Non - Executive Director, is the Chairman of the Guangzhuo Israel Biotech Fund, Chairman of the Board of Directors of Capital Point Group, a Board member and Chairman of the audit and financial committees of Elbit Systems (NASDAQ, TLV traded), Chairman of the YoYa Group, Senior Advisor to the World Bank (national policy for innovation) and Senior Strategy Advisor to Serbia Innovation Fund . Prior to holding the positions set out above, Dr . Gleitman was the Chief Scientist and Director General of Israel’s Ministry of Industry and Trade, where he managed Israeli Government technological programs . Dr . Gleitman also served as the CEO of Ampal Investment Group (NASDAQ : AMPL ), where he was responsible for the investment of over $ 200 million in high - tech ventures . During his tenure at Ampal , Dr . Gleitman led a $ 330 million joint venture with Motorola Israel founding Mirs Communications Ltd . , Israel’s fourth largest cellular operator . Dr . Gleitman holds a Ph . D . (with distinction), M . Sc . (with distinction) and B . Sc . in Physical Chemistry, from the Hebrew University of Jerusalem . Dr . Brendan de Kauwe Non - Executive Director, has served on our board of directors since February 2017 and was the Company’s Corporate Advisor and Lead Manager to the Initial Public Offering (IPO) on the Australian Securities Exchange ( ASX ) . Dr de Kauwe studied a Bachelor of Science in Pharmacology and Physiology and holds a Bachelor of Dental Surgery from the University of Western Australia, with Post Graduate certifications in Oral Surgery and Implantology . He also holds a Post Graduate Diploma in Applied Finance, majoring in Corporate Finance, and is an Australian Securities and Investments Commission complaint (RG 146 ) Securities Advisor . He is also a Director of a private investment banking firm . Dr de Kauwe has served as Chairman and/or Director of numerous ASX listed companies . Mr. Urs Wettstein Non - Executive Director was an advisor and investor in numerous pre - IPO investments since 1985 and was instrumental for several successful IPO’s in Switzerland. He operated his own accounting, auditing and tax consultancy firm in Zurich, Switzerland fro m 1 983 to 2007. From 1976 to 1982, he was an auditor and tax consultant with Coopers & Lybrand AG, Zurich. Urs Wettstein graduated as a Certified Public Accountant. From 2001 to 2014 he served as non - executive Vice Chairman of the Board of Directors of LifeWatch AG, a company listed on the Swiss Stock Exchange. G Medical Innovations 15

USE OF PROCEEDS G Medical Innovations 16 ▪ 17 University Hospitals (UH) Approves G Medical Devices and Monitoring for In - Patient and Out - Patient Care ▪ Guthy - Renker Engaged for PRIZMA G2 Marketing and Social Media Outreach Beginning Q2 2021 ▪ G Medical Launches New, PRIZMA G2 Online Sales Platform and Video Media – Online Sales Increase ▪ Ochsner Health Approves G Medical Devices and Monitoring ▪ LiveCare Approves G Medical Devices and Monitoring Services for At - Home Care Programs and Traveling Nurse Services G MEDICAL RECENT EVENTS OBJECTIVE CAPITAL Sales and Marketing Scale up our sales force and marketing initiatives; ~$5.0 M Development Complete development of our Wireless Vital Signs Monitoring System ~$1.0 M Research and Development Continue the development of our products and next generation products, including clinical trials and other regulatory approval processes ~$2.0 M Working Capital Working capital and general corporate purposes and possible future acquisitions ~$7.5 M TOTAL $15.5 M Expected IPO Expenses Deducted

G Medical Innovations 17 COMPS COMPANY TICKER BUSINESS DESCRIPTION 2020 REVENUES (as reported in SEC filings) MARKET CAP (as reported by CapitalIQ on March 17, 2021) PRICE/ SALES RATIO (1) Teledoc Health NASDAQ : TDOC Virtual healthcare services $1,094 M $29,028 M 26.5x iRythum NASDAQ: IRTC Develops, produces, and distributes medical instruments, for palpitation, shortness of breath and fatigue. $265 M $3,914 M 14.8x Itamar NASDAQ : ITMR Develops, markets, produces, and sells non - invasive medical devices for the cardiology market $41 M $390 M 9.5x Dario Health NASDAQ : DRIO Digital care delivery solutions for acute and chronic care and healthy living $8 M $300 M 37.5x MEAN AVERAGE 26.9x G Medical Innovations does not take responsibility for the accuracy of the data in this slide, and it is relying solely on th e s ources included herein. (1) Calculated from dividing the market cap by the 2020 revenues.

Mobility in Healthcare © 2021 G Medical Innovations, Inc. All rights reserved. MEDICAL CONTACT US G Medical Innovations Ltd USA 12708 Riata Vista Circle Suite A - 103 Austin, TX 78727 USA Dr. Yacov Geva, CEO yacovg@gmedinnovations.com

APPENDIX G Medical Innovations 19

Devices are delivered to Jeff at home or hospital - administered For preventative, outpatient or in patient care Jeff’s doctor prescribes a G Medical device Continuous or On - demand diagnostic data transmitted to the cloud/web Clinical Monitoring for at - home at home patients and triage with a physician Jeff’s carrier approves the device and services Jeff (68) requires long - term monitoring due to chronic heart disease 1. U.S. HEALTHCARE PROVIDERS AND PATIENTS G Medical Innovations 20 CUSTOMER SEGMENTS

Regularly Collected Health Data stored in the individual's cloud Healthy - Minded Individuals want to take a more proactive role in their health Monitoring Service Subscription engages a clinician to review and interpret data plus An Option To Schedule a telehealth Evaluation By a Doctor PRIZMA G2 Unit Purchased OTC or Online with Activation of a Monitoring Service 2 . INDIVIDUA L, U.S. OTC CONSUMERS G Medical Innovations 21 CUSTOMER SEGMENTS Research2Guidance,2018

PATENT STATUS G Medical Innovations 22

WEB PORTAL FOR PATIENTS AND PHYSICIANS G Medical Innovations 23 Top Menu help and 3rd party systems like CRM, Call Center and Online Store Patients medical history with option to edit and view for comprehensive status Abnormal measurements indication based on flexible time filter Incoming calls and history supporting a triage service View of each tests measurements based on time filter Profile and Main Menu View and Edit Quick View to last 5 tests - click will load results to current page PATIENT PORTAL PHYSICIAN PORTAL